Exhibit (a)(1)(vii)

Summary of the Share Option Exchange Program

The Share Option Exchange Program is a one-time, voluntary opportunity for eligible employees to exchange eligible vested and unvested “underwater” share options granted at the time of our initial public offering in July 2007 for restricted share units. The number of restricted share units an eligible employee will receive in exchange for eligible share options will be determined by an exchange ratio. The restricted share units granted in exchange for surrendered eligible share options will be subject to a new vesting schedule.

The number of restricted share units that you will receive will depend on the number of share options that you surrender and on a pre-determined exchange ratio. The exchange ratio specifies the number of share options that an eligible employee must surrender to obtain one restricted share unit. The exchange ratio is 11.6 to 1. This means that an eligible employee must surrender 11.6 share options to receive one restricted share unit.

MF Global will not issue fractional restricted share units, and we will round down to the nearest whole number of restricted share units after applying the exchange ratio to avoid fractional shares.

If you choose to participate in the Share Option Exchange Program, you must take action no later than the expiration time (which is expected to be 4:59 p.m. ET on November 10, 2009 or, if MF Global extends the offer, a later time that we will specify).

Please also note that no one from MF Global is, or will be, authorized to provide you with advice or recommendations. As a result, you must make your own personal decision as to whether or not to participate in the Share Option Exchange Program. You are strongly encouraged to consult with your own lawyer, accountant, tax and/or financial advisor(s) to discuss the consequences to you of participating in the Share Option Exchange Program. Please note that participation in this Share Option Exchange Program carries risks, which are discussed in the Offer to Exchange.

In considering whether to participate in the Share Option Exchange Program, you should read carefully the Offer to Exchange documentation and the Supplemental FAQ, both of which are available on the Share Option Exchange Program Website, as well as the other documents referenced in the Offer to Exchange.